PE 8-31-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For August 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________

Total pages: N. 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: September, 6th 2002

By: ____________________

Name: Angelo Novati
Title: Chief Financial Officer

List of exhibits regarding **FORM 6-K** for the month of August 2002:

1) Press Release of August 2, 2002

2) Press Release of August 13, 2002

3) Press Release of August 30, 2002

Rome, 02 August 2002
SEAT: AGREEMENT WITH THE SHAREHOLDERS AND FOUNDERS OF CONSODATA S.A.

SEAT entered into an agreement with the shareholders and founders of Consodata S.A., a French corporation listed on the Nouveau Marché of the Paris Stock Exchange. This agreement replaces the previous agreements respectively dated 31 July 2000 and 11 February 2002. The parties amended the terms and conditions of the "put options" already granted by SEAT to the shareholders mentioned above, and the "call option" already granted by such shareholders to SEAT. This new agreement, by replacing the options previously agreed, grants to SEAT the right to exercise the "call option", from 30 September 2002 until 31 January 2003, and to the shareholders mentioned above the right to exercise the "put option" from 1st February 2003 until 28 February 2003. The exercise price of both such options is the same exercise price previously provided with respect to the "put" and "call" options exercisable in circumstances other than the sale of the company. This new agreement has been filed with the Conseil des marchés financiers (CMF) which will ensure its public communication.

Rome, 13 August 2002
SEAT PG SELLS ITS STAKE IN DATAHOUSE TO D&B

Seat PG has today reached an agreement with the American company D&B for the sale of DataHouse S.p.A., a Telecom Italia Group company that operates in the business information sector in real estate. The value of the operation is approximately 22 million euros. The sale of DataHouse is fully in line with the objectives of the industrial plan enabling Telecom Italia to concentrate on strategic core business.

Rome, 30 August 2002
MR ENRICO BONDI IS LEAVING HIS POSITIONS WITHIN THE OLIVETTI-TELECOM ITALIA GROUP.

Mr Enrico Bondi is leaving his positions within the Olivetti-Telecom Italia Group. Mr Bondi's responsibilities will be distributed amongst the Group's management.

Mr Bondi is going on to become CEO of Premafin.

The Group wishes to thank Mr Bondi for his contribution during a delicate transition period, and wishes him much success for the future.